                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       Metawave Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591409107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Edward F. Glassmeyer
                           Oak Management Corporation
                                One Gorham Island
                               Westport, CT 06880
                                 (203) 226-8346
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:
                           Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                                 (203) 325-5000

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP NO. 591409107                  13D                            Page 3 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Investment Partners VI, Limited Partnership
      06-1412578
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  1,222,601
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        1,222,601

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,222,601

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.37%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                            Page 5 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Associates VI, LLC
      06-1412579
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               1,222,601
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        1,222,601
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,222,601
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.37%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                            Page 7 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak VI Affiliates Fund, Limited Partnership
      06-1414970
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  33,560
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        33,560

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      33,560

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.06%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                            Page 9 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak VI Affiliates, LLC
      06-1414968
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               33,560
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        33,560
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      33,560

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.06%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC
--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 11 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Investment Partners VIII, Limited Partnership
      06-1522124
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  2,008,244
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        2,008,244

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,008,244

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 13 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Associates VIII, LLC
      06-1523705
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               2,008,244
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  -------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        2,008,244
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      2,008,244

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 15 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak VIII Affiliates Fund, Limited Partnership
      06-1528836
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  45,681
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        45,681

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      45,681

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.09%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 17 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak VIII Affiliates, LLC
      06-1531129
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               45,681
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        45,681
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      45,681

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.09%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 19 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Investment Partners X, Limited Partnership
      06-1601019
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  12,516,300
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        12,516,300

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      12,516,300

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.50%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 21 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Associates X, LLC
      06-1630661
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               12,516,300
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        12,516,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      12,516,300

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.50%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 23 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak X Affiliates Fund, Limited Partnership
      06-122220
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  201,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               None.
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        201,000

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        None.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      201,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.39%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 25 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak X Affiliates, LLC
      06-1630662
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               201,000
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        201,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      201,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.39%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO-LLC

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 27 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Oak Management Corporation
      06-0990851
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               16,027,386
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        16,027,386
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      16,027,386

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 29 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Bandel L. Carano
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               16,027,386
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        16,027,386
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      16,027,386

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 31 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Gerald R. Gallagher
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               3,310,086
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        3,310,086
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,310,086

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.40%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 33 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Edward F. Glassmeyer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               16,027,386
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        16,027,386
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      16,027,386

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 35 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Fredric W. Harman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               16,027,386
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        16,027,386
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      16,027,386

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 37 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Ann H. Lamont
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               16,027,386
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        16,027,386
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      16,027,386

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.89%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

CUSIP NO. 591409107                  13D                           Page 39 of 57

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      David B. Walrod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
NUMBER OF
SHARES                  None.
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.    SHARED VOTING POWER
EACH
REPORTING               12,717,300
PERSON            --------------------------------------------------------------
WITH              9.    SOLE DISPOSITIVE POWER

                        None.

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        12,717,300
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      12,717,300

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.75%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN

--------------------------------------------------------------------------------

                          Statement on Schedule 13D

      This statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the "Common Stock"), of Metawave Communications Corporation, a Delaware corporation (the "Company"). This
Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and replaces the Schedule 13G, dated February 14, 2001, filed by certain of the Reporting Persons. This Schedule 13D is being filed on a precautionary basis, assuming that the transactions contemplated by the Purchase Agreement (as described below) will be consummated.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 10735 Willows Road NE, Redmond Washington 98052.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by Oak Investment Partners VI, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners VI"), Oak Associates VI, LLC, a Delaware limited liability company ("Oak Associates VI"), Oak VI Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund VI"), Oak VI Affiliates, LLC, a Delaware limited liability company ("Oak VI Affiliates"), Oak Investment Partners VIII, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners VIII"), Oak Associates VIII, LLC, a Delaware limited liability company ("Oak Associates VIII"), Oak VIII Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund VIII"), Oak VIII Affiliates, LLC, a Delaware limited liability company ("Oak VIII Affiliates"), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners X"), Oak Associates X, LLC, a Delaware limited liability company ("Oak Associates X"), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund X"), Oak X Affiliates, LLC, a Delaware limited liability company ("Oak X Affiliates"), Oak Management Corporation, a Delaware corporation ("Oak Management"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the "Partners").

      Oak Investment Partners VI, Oak Associates VI, Oak Affiliates Fund VI, Oak VI Affiliates, Oak Investment Partners VIII, Oak Associates VIII, Oak Affiliates Fund VIII, Oak VIII Affiliates, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the "Oak Entities". The Oak Entities and the Partners are collectively referred to as the "Reporting Persons" in this Schedule 13D.

      By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

      The Agreement of Reporting Persons is attached hereto as Exhibit A.

      (b) The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

      (c) The principal business of Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment Partners VIII, Oak Affiliates Fund VIII, Oak Investment Partners X and Oak Affiliates Fund X is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak Associates VI is to act as general partner of Oak Investment Partners VI. The principal business of Oak Associates VIII is to act as general partner of Oak Investment Partners VIII. The principal business of Oak Associates X is to act as general partner of Oak Investment Partners X. The principal business of Oak VI Affiliates is to act as general partner of Oak Affiliates Fund VI. The principal business of Oak VIII Affiliates is to act as general partner of Oak Affiliates Fund VIII. The principal business of Oak X Affiliates is to act as general partner of Oak Affiliates Fund X. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment Partners VIII, Oak Affiliates Fund VIII, Oak Investment Partners X, Oak Affiliates Fund X and other venture capital investment funds. The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

      (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      PRIOR ACQUISITIONS.

      Oak Investment Partners VI currently owns 1,222,601 shares of Common Stock which were acquired as follows: 445,214 shares were purchased from the Company for an aggregate purchase price of approximately $667,818 on July 7, 1995; 215,861 shares were purchased from the Company for an aggregate purchase price of approximately $1,092,793 on May 30, 1996; 103,116 shares were purchased from the Company for an aggregate purchase price of approximately $728,522 on October 29, 1996; 16,189 shares were purchased from the Company for an aggregate purchase price of approximately $48,568 on May 8, 1997; 13,356 shares were purchased from the Company for an aggregate purchase price of approximately $40,069 on June 2, 1997; 63,984 shares were purchased from the Company for an aggregate purchase price of approximately $532,669 on August 1, 1997; 178,748 shares were purchased from the Company for an aggregate purchase price of approximately $938,431 on December 21, 1998; and 186,133 shares were purchased from the Company for an aggregate purchase price of approximately $977,200 on April 28, 1999. All such acquisitions were made using the investment capital of Oak Investment Partners VI contributed by its investors. No part of the purchase price was borrowed by such Reporting Person for the purpose of acquiring such securities. In each case the acquisition of such shares was effected via the initial purchase of securities of the Company which were subsequently converted and/or exercised into Common Stock.

      Oak Affiliates Fund VI currently owns 33,560 shares of Common Stock which were acquired as follows: 12,970 shares were purchased from the Company for an aggregate purchase price of approximately $19,455 on July 7, 1995; 6,288 shares were purchased from the Company for an aggregate purchase price of approximately $31,834 on May 30, 1996; 3,004 shares were purchased from the Company for an aggregate purchase price of approximately $21,222 on October 29, 1996; 471 shares were purchased from the Company for an aggregate purchase price of approximately $1,413 on May 8, 1997; 389 shares were purchased from the Company for an aggregate purchase price of approximately $1,167 on June 2, 1997; 1,864 shares were purchased from the Company for an aggregate purchase price of approximately $15,519 on August 1, 1997; 4,231 shares were purchased from the Company for an aggregate purchase price of approximately $22,215 on December 21, 1998; and 4,343 shares were purchased from the Company for an aggregate purchase price of approximately $22,800 on April 28, 1999. All such acquisitions were made using the investment capital of Oak Affiliates Fund VI contributed by its investors. No part of the purchase price was borrowed by such Reporting Person for the purpose of acquiring such securities. In each case the acquisition of such shares was effected via the initial purchase of securities of the Company which were subsequently converted and/or exercised into Common Stock.

      Oak Investment Partners VIII currently owns 1,985,355 shares of Common Stock which were purchased from the Company for an aggregate purchase price of approximately

$10,423,124 on April 28, 1999. All such acquisitions were made using working capital. No part of the purchase price was borrowed or otherwise obtained by such Reporting Person for the purpose of acquiring such securities. The acquisition of such shares was effected via the initial purchase of securities of the Company which were subsequently converted and/or exercised into Common Stock.

      Oak Investment Partners VIII was granted 16,350 options to acquire Common Stock on October 5, 1999 (each such option is presently exercisable for one share of Common Stock at a per share price of $4.50, subject to adjustment), and 6,539 options to acquire Common Stock on June 21, 2001 (each such option is presently exercisable for one share of Common Stock at a per share price of $3.26, subject to adjustment).

      Oak Affiliates Fund VIII currently owns 45,238 shares of Common Stock which were purchased from the Company for an aggregate purchase price of approximately $237,500 furnished from the investment capital of Oak Affiliates Fund VIII on April 28, 1999. No part of the purchase price was borrowed by such Reporting Person for the purpose of acquiring such securities. The acquisition of such shares was effected via the initial purchase of securities of the Company which were subsequently converted and/or exercised into Common Stock.

      Oak Affiliates Fund VIII was granted 316 options to acquire Common Stock on October 5, 1999 (each such option is presently exercisable for one share of Common Stock at a per share price of $4.50, subject to adjustment), and 127 options to acquire Common Stock on June 21, 2001 (each such option is presently exercisable for one share of Common Stock at a per share price of $3.26, subject to adjustment).

      PROPOSED ACQUISITION.

      On November 30, 2001, Oak Investment Partners X, Oak Affiliates Fund X and the Company entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), listed as Exhibit C hereto, pursuant to which Oak Investment Partners X will purchase at the closing of the transactions contemplated by the Purchase Agreement 83,442 shares of Series A preferred stock, par value $0.0001 per share, of the Company (the "Series A Preferred Stock") for a purchase price of $19,683,967.80, and Oak Affiliates Fund X will purchase at the closing of the transactions contemplated by the Purchase Agreement 1,340 shares of Series A Preferred Stock for a purchase price of $316,106.00, in each case, subject to satisfaction of the conditions to closing contained therein.

      Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $2.359, or at an initial conversion rate of 100 shares of Common Stock for each share of Series A Preferred Stock converted, subject to "full-ratchet" antidilution adjustments and certain other adjustments as set forth in the form of Certificate of Designations,

Preferences and Rights of Series A Preferred Stock of the Company, attached as Exhibit B to the Purchase Agreement listed as Exhibit C hereto (the "Certificate of Designations").

      Upon the closing of the transactions contemplated by the Purchase Agreement, each of Oak Investment Partners X and Oak Affiliates Fund X will also acquire a warrant to purchase 41,721 shares and 670 shares of Series A Preferred Stock, respectively, in the form attached as Exhibit A to the Purchase Agreement listed as Exhibit C hereto (each a "Warrant" and together, the "Warrants"). Each Warrant will have an exercise price of $235.90 per share of Series A Preferred Stock. Each Warrant will, in lieu of exercise for shares of Series A Preferred Stock, also be exercisable for Common Stock at an exercise price of $2.22 per share. The Warrants will be subject to substantially the same antidilution protection as the Series A Preferred Stock with the effect that if the Company issues additional shares of Common Stock or other securities convertible into, exercisable into, exchangeable for, or relating to Common Stock at an effective price (as defined) of less than $2.22 (as adjusted), then the exercise price for Common Stock will be adjusted to equal the lowest effective price received by the Company pursuant to any such issuance; provided, however, that the exercise price for Common Stock will not be reduced below $2.22 (the "Warrant Floor") unless the removal of the Warrant Floor is approved by a majority of the votes cast at a duly called meeting of the stockholders of the Company or by written consent of the stockholders of the Company in accordance with applicable law.

      The total amount of funds required to purchase the Series A Preferred Stock and the Warrants pursuant to the Purchase Agreement will be furnished from the investment capital of Oak Investment Partners X and Oak Affiliates Fund X contributed by their investors. No part of the purchase price will be borrowed by such Reporting Persons for the purpose of acquiring such securities.

      The closing of the transactions contemplated by the Purchase Agreement is conditioned upon the satisfaction of certain conditions, including the receipt by the Company of written notification by the National Association of Securities Dealers, Inc. (the "NASD") that the issuance and sale of the Series A Preferred Stock and the Warrants will not result in a breach or violation of the rules and regulations of the NASD. It is expected that the closing of the transactions contemplated by the Purchase Agreement shall take place following the receipt of such notice from NASD.

      This Item 3 (and the other Items of this Schedule 13D) do not provide a complete description of the Purchase Agreement, the Certificate of Designations or the Warrants and are qualified in their entirety by reference to the respective agreement or document, which is listed as an exhibit hereto (or is an exhibit to an agreement or document listed as an exhibit hereto) and incorporated by reference from the Company's filing on Form 8-K with the Securities and Exchange Commission (the "Commission") dated December 4, 2001.

ITEM 4.     PURPOSE OF TRANSACTION.

      Each of Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment Partners VIII, Oak Affiliates Fund VIII, Oak Investment Partners X and Oak Affiliates Fund X holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

      Depending on prevailing market, economic and other conditions, each of Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment Partners VIII, Oak Affiliates Fund VIII, Oak Investment Partners X and Oak Affiliates Fund X may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. Each of Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment Partners VIII, Oak Affiliates Fund VIII, Oak Investment Partners X and Oak Affiliates Fund X intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

      Oak Investment Partners X and Oak Affiliates Fund X entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and each of Oak Investment Partners X and Oak Affiliates Fund X agreed to purchase the number of shares of Series A Preferred Stock and the Warrants all as described in Item 3 above. The Series A Preferred Stock contains adjustment provisions pursuant to which, in certain circumstances, each of Oak Investment Partners X and Oak Affiliates Fund X may be entitled to acquire additional shares of Common Stock. As a condition to the closing under the Purchase Agreement, the Company is obligated to file the Certificate of Designations, which provides that the Series A Preferred Stock has antidilution protection and liquidation, conversion and voting rights in preference to the Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the form of Certificate of Designations attached as Exhibit B to the Purchase Agreement listed as Exhibit C hereto.

      CONVERSION OF SERIES A PREFERRED STOCK. The Company and Oak Investment Partners X and Oak Affiliates Fund X have agreed that, pursuant to the Certificate of Designations, the Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock if the closing price per share of Common Stock for thirty (30) consecutive trading days shall have been at least $5.25 for any thirty (30) consecutive trading day period that begins after thirty-six months following the closing of the transactions contemplated by the Purchase Agreement, as adjusted for any combinations, divisions or similar recapitalizations affecting the Common Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder.

      VOTING. As set forth in the Certificate of Designations, holders of Series A Preferred Stock are entitled to vote such stock on an as converted basis, together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors. In addition, the Company may not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, (i) amend its Certificate of Incorporation (including the filing of a Certificate of Designations) or by-laws so as to (A) increase the number of authorized shares of the Company's preferred stock or (B) affect adversely the shares of Series A Preferred Stock or any holder thereof, including, without limitation, by creating any additional series of stock that is in any respect senior to or PARI PASSU with the Series A Preferred Stock; (ii) offer, sell, authorize, designate or issue any security that is any respect senior to or PARI PASSU with the Series A Preferred Stock;
(iii) create or amend (regardless of whether such amendment increases the Company's indebtedness thereunder) any debt instrument or bank line (or similar arrangement pursuant to which the Company is or becomes indebted) if, following such creation or amendment, the Company's total indebtedness pursuant to such instruments, lines or arrangements exceeds $5,000,000 in the aggregate; (iv) change the rights of the holders of the Series A Preferred Stock in any other respect; or (v) acquire any assets or property, except in the ordinary course of business, if the purchase price for such assets or property, when aggregated with all related acquisitions, exceeds $10,000,000.

      LIMITS ON FUTURE ISSUANCES. Pursuant to the Purchase Agreement, the Company has agreed that it will not issue any additional shares of Common Stock at a price less than the applicable Conversion Price (as defined in the Certificate of Designations) in effect immediately prior to such issuance without the written approval of the holders of a majority of the then-outstanding shares of Series A Preferred Stock. This covenant will terminate when and if both (i) the Floor (as defined in Section 4(f) of the Certificate of Designations) is removed or terminates pursuant to Section 4(f) of the Certificate of Designations by reason of the stockholders of the Company approving the removal of such Floor and (ii) the Warrant Floor (as defined in the Warrants) in each Warrant is removed or terminates pursuant to Section 2(f) of each such Warrant by reason of the stockholders of the Company approving the removal of such Warrant Floor.

      STOCKHOLDER APPROVAL. The Company has agreed to include in its notice of annual meeting and proxy statement for its 2002 annual meeting of stockholders (which the Company has agreed to use best efforts to hold before September 30, 2002) or any earlier proxy solicitation of stockholders (the "Proxy Statement")
(i) a proposal to approve in accordance with Section 4(f) of the Certificate of Designations the removal of the Floor (as defined therein), (ii) a proposal to approve in accordance with Section 2(f) of the Warrant the removal of the Warrant Floor (as defined therein) (collectively with (i) the "Antidilution Proposal") and (iii) the recommendation of the board of directors of the Company to the Company's stockholders that they vote in favor of approval of the Antidilution Proposal. However, if the board determines in good faith after consultation with counsel to the Company that making such recommendation would be inconsistent with the board's fiduciary duties under applicable law, the Company has agreed to submit the Antidilution Proposal to the Company's stockholders without such recommendation. The Company has agreed to use its best efforts to solicit from its stockholders proxies in favor of the approval of the Antidilution Proposal pursuant to the Proxy Statement and to take all other action necessary or advisable to secure the vote of the stockholders required by applicable law.

      BOARD REPRESENTATION. The terms of the Series A Preferred Stock, as set forth in the Certificate of Designations, provide for holders of the Series A Preferred Stock to elect one member to the board of directors of the Company, voting separately as a class. All other directors will be elected by the holders of the Common Stock and the Series A Preferred Stock voting as a single class. The initial designee of the holders of Series A Preferred Stock is Bandel Carano who is currently a member of the Board of Directors of the Company.

      REGISTRATION OF SHARES OF COMMON STOCK FOR RESALE. Pursuant to the terms of the Purchase Agreement, the Company has agreed to prepare and file with the Commission a registration statement covering the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Warrants on or before the 18-month anniversary of the Purchase Agreement. In addition, the Company has agreed to provide "piggyback" registration rights, alongside existing registration rights holders, to participate in underwritten offerings of the Company's securities that the Company otherwise undertakes.

      LOCK-UP AGREEMENT. Pursuant to the Purchase Agreement, each of Oak Investment Partners X and Oak Affiliates Fund X has agreed with the Company not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of the Company until 18 months after the closing date of the transactions under the Purchase Agreement (with certain exceptions and subject to early termination upon certain breaches by the Company). At such 18-month anniversary, and at the end of each three- month period thereafter, each such purchaser will be permitted to sell or otherwise transfer 25% of its Series A Preferred Stock and shares issuable upon conversion thereof and/or exercise of the Warrants.

      STANDSTILL. In the Purchase Agreement, Oak Investment Partners X and Oak Affiliates Fund X have agreed that at any time following the date of the Purchase Agreement and until the 18 month anniversary of the closing date thereunder, except with the prior written consent of the Company, they shall not, directly or indirectly, acquire any Voting Securities (as defined in the Purchase Agreement) of the Company, except by way of (i) stock splits, stock dividends or other distributions or offerings made available to holders of Voting Securities generally, or (ii) stock options, warrants, or other rights to purchase Voting Securities approved by the Company or (iii) Series A Preferred Stock, the Warrants, and all related shares issuable upon conversion or exercise of any thereof. Oak Investment Partners X and Oak Affiliates Fund X have also agreed, except with the prior written consent of the Company, not to (i) solicit proxies in respect of any Voting Securities, (ii) become a "participant" or "participant in a solicitation," as those terms are defined in Rule 14a-11 under the Exchange Act, in opposition to a solicitation by the Company, (iii) form or join any "group", as such term is interpreted under Rule 13d-5(b)(i) under the Exchange Act, for the purpose of voting, purchasing or disposing of Voting Securities, or
(iv) deposit any Voting Securities in a voting trust or subject them to a voting agreement or other arrangement of similar effect, except as contemplated by the Purchase Agreement and the exhibits thereto and except for option grants or similar awards to individuals representing, employed by or otherwise affiliated with Oak Investment Partners X and Oak Affiliates Fund X in connection with such individual's service with the Company; provided, however, that Oak Investment Partners X and Oak Affiliates Fund X shall not be deemed to be a "participant" or to have become engaged in a solicitation solely by reason of (I) the membership of an individual representing, employed by or otherwise affiliated with either of Oak Investment Partners X and/or Oak Affiliates Fund X on the Board of Directors of the Company, (II) the voting of Voting Securities in any election of such representative of either of Oak Investment Partners X and/or Oak Affiliates Fund X to the Company's Board of Directors, or (III) the Company's solicitation of proxies in connection with any annual meeting of the stockholders of the Company or to approve the removal of the Floor.

      The foregoing summary of the Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement (and the exhibits thereto), listed as Exhibit C hereto and incorporated herein by reference.

      Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 51,660,851 shares of Common Stock outstanding as of November 13, 2001, as reported in the Company's quarterly report on Form 10- Q for the quarterly period ended September 30, 2001, plus shares issuable upon conversion or exercise of options and/or warrants to acquire Common Stock (or securities convertible into Common Stock) and upon the conversion of Series A Preferred Stock and exercise of the Warrants as described in the following two paragraphs, assuming the consummation of the transactions contemplated by the Purchase Agreement.

      Amounts shown as beneficially owned by each of Oak Investment Partners VIII, Oak Associates VIII, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include currently exercisable options to purchase 22,889 shares of Common Stock which may be deemed to be held by Bandel L. Carano on behalf of Oak Investment Partners VIII. Amounts shown as beneficially owned by each of Oak Affiliates Fund VIII and Oak VIII Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include currently exercisable options to purchase 443 shares of Common Stock which may be deemed to be held by Bandel L. Carano on behalf of Oak Affiliates Fund VIII.

      Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 8,344,200 shares of Common Stock into which the 83,442 shares of Series A Preferred Stock to be purchased pursuant to the Purchase Agreement by Oak Investment Partners X may be initially converted and the 4,172,100 shares of Common Stock into which the 41,721 shares of Series A Preferred Stock issuable upon exercise of the Warrant to be issued to Oak Investment Partners X pursuant to the Purchase Agreement may initially be converted. Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 201,000 shares of Common Stock into which the 1,340 shares of Series A Preferred Stock to be purchased pursuant to the Purchase Agreement by Oak Affiliates Fund X may be initially converted and the 67,000 shares of Common Stock into which the 670 shares of Series A Preferred Stock issuable upon exercise of the Warrant to be issued to Oak Affiliates Fund X pursuant to the Purchase Agreement may be initially converted.

      Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

      (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
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                                                                   Page 51 of 57

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

      The Purchase Agreement was entered into as of November 30, 2001. Certain terms and conditions of the Purchase Agreement, the Warrants and the Certificate of Designations are described in Items 3 - 5 above.

      Oak Investment Partners VI, Oak Affiliates Fund VI, Oak Investment
Partners VIII and Oak Affiliates Fund VIII are parties to the Fifth Amended and Restated Investors' Rights Agreement, dated April 28, 1999, by and among the Company and certain holders of the Company's capital stock (the "Investors
Rights Agreement"), whereby such holders or certain of their transferees are entitled to rights with respect to the registration of shares of Common Stock, which are registrable securities pursuant to the Purchase Agreement, under the Securities Act of 1933, as amended (the "Securities Act"). Subject to certain limitations in the Investors Rights Agreement, holders of at least 40% of the registrable securities then outstanding may require, on two occasions at any time after six months from the effective date of the first registration statement for a public offering of securities of the Company, that the Company use its best efforts to register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $7,500,000. Furthermore, in the event that the Company elects to register any of its Common Stock for purposes of effecting any public offering (subject to certain exceptions), the holders of registrable securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten public offering. Subject to certain conditions, all fees, costs and expenses of such registrations must be borne by the Company and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to registrable securities must be borne by the holders of the securities being registered. In addition, the Company has agreed to indemnify the holders of registration rights against liabilities under the Securities Act. (This paragraph does not provide a complete description of the Investors Rights Agreement and is qualified in its entirety by reference to the Investors Rights Agreement which is listed as Exhibit D hereto and incorporated by reference from Exhibit 10.7 to the
Company's registration
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                                                                   Page 52 of 57

statement on Form S-1, File No. 333-30568, originally filed with the Commission on February 17, 2000, as subsequently amended.)

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Agreement of Reporting Persons, dated December 7, 2001, among the
            Reporting Persons.

Exhibit B   Power of Attorney of:
                        Oak Investment Partners X, Limited Partnership Oak Associates X, LLC
                        Oak X Affiliates Fund, Limited Partnership
                        Oak X Affiliates, LLC
                        David B. Walrod

            (Power of attorney with respect to all other Reporting Persons filed as Exhibit A to the Schedule 13G filed by such other Reporting Persons with the Commission on February 14, 2001 and incorporated herein by reference)

Exhibit C   Preferred Stock and Warrant Purchase Agreement, dated as of
            November 30, 2001, among the Company, Oak Investment Partners X and
            Oak Affiliates Fund X (filed as Exhibit 4.1 to the Company's Form
            8-K filed with the Commission on December 4, 2001, and incorporated herein by reference)

Exhibit D   Fifth Amended and Restated Investors' Rights Agreement, dated
            April 28, 1999, by and among the Company and certain holders of the
            Company's capital stock (filed as Exhibit 10.7 to the Company's registration statement on Form S-1, File No. 333-30568, originally filed with the Commission on February 17, 2000, as subsequently amended, and incorporated herein by reference)
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                                                                   Page 53 of 57

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2001

      Entities:

Oak Investment Partners VI, Limited Partnership
Oak Associates VI, LLC
Oak VI Affiliates Fund, Limited Partnership
Oak VI Affiliates, LLC
Oak Investment Partners VIII, Limited Partnership
Oak Associates VIII, LLC
Oak VIII Affiliates Fund, Limited Partnership
Oak VIII Affiliates, LLC
Oak Investment Partners X, Limited Partnership
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership
Oak X Affiliates, LLC
Oak Management Corporation


                                    By:   /s/ EDWARD F. GLASSMEYER
                                          ------------------------
                                          Edward F. Glassmeyer, as
                                          General Partner or
                                          Managing Member or as
                                          Attorney-in-fact for the
                                          above-listed entities
      Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod

                                    By:   /s/ EDWARD F. GLASSMEYER
                                          ------------------------
                                          Edward F. Glassmeyer, individually
                                          and as attorney-in-fact for the
                                          above-listed individuals

                               INDEX TO EXHIBITS

                                                                            PAGE

EXHIBIT A               Agreement of Reporting Persons                       56

EXHIBIT B               Power of Attorney of:                                57
                        Oak Investment Partners X, Limited Partnership
                        Oak Associates X, LLC
                        Oak X Affiliates Fund, Limited Partnership
                        Oak X Affiliates, LLC
                        David B. Walrod
                        (Power of attorney with respect to all other
                        Reporting Persons filed as Exhibit A to the
                        Schedule 13G filed by such other Reporting
                        Persons with the Commission on February 14,
                        2001 and incorporated herein by reference).

EXHIBIT C               Preferred Stock and Warrant Purchase Agreement,
                        dated as of November, 2001, among the
                        Company, Oak Investment Partners X and Oak
                        Affiliates Fund X (filed as Exhibit 4.1 to the
                        Company's Form 8-K filed with the Commission on December 4, 2001, and incorporated herein by reference).

EXHIBIT D               Fifth Amended and Restated Investors' Rights
                        Agreement, dated April 28, 1999, by and among the Company and certain holders of the Company's capital stock (filed as Exhibit 10.7 to the Company's registration statement on Form S-1, File
                        No. 333-30568, originally filed with the Commission on February 17, 2000, as subsequently amended, and incorporated herein by reference).